UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 14, 2018

Commission File Number: 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

Special Meeting of Stockholders

On November 9, 2018, Navios Maritime Acquisition Corporation (the “Company”) announced that, at the 2018 Special Meeting of Stockholders (the “Special Meeting”) held on November 9, 2018, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s common stock, par value $0.0001. The proposal is described in detail in the Company’s proxy statement, which was filed as an attachment to the Report of Foreign Private Issuer on Form 6-K, filed on October 19, 2018. A copy of the press release is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.

Reverse Stock Split

On November 12, 2018, the Company filed an amendment to its Amended and Restated Articles of Incorporation to effectuate the one-for-fifteen reverse stock split of the Company’s issued and outstanding shares of common stock, as approved by the stockholders at the Special Meeting, as described above. A copy of the amendment is attached as Exhibit 1.1 to this Report and is incorporated herein by reference.

The reverse stock split became effective at 12:01 a.m. New York City time on November 14, 2018 (the “Effective Date”), and the Company’s common stock began trading on a post-split basis on the New York Stock Exchange on the Effective Date, under its existing trading symbol “NNA.” The new CUSIP number for the Company’s common stock following the reverse stock split is Y62159 143.

Upon effectiveness of the reverse stock split, every 15 shares of the Company’s issued and outstanding pre-reverse split common stock were combined and reclassified into one share of the Company’s common stock. As of the date hereof, approximately 9,525,776 shares of common stock are issued and outstanding on a post-split basis.

No fractional shares of common stock will be issued in connection with of the reverse stock split. Stockholders who would otherwise hold a fractional share will receive a cash payment in lieu thereof.

The number of authorized shares and other terms of the Company’s common stock were not affected by the reverse stock split. The Company’s transfer agent, Continental Stock Transfer & Trust Company, is acting as its exchange agent and will send instructions to stockholders of record holding shares in certificate form regarding the exchange of such certificates for a new certificate representing the shares of common stock resulting from the reverse stock split. Stockholders with shares held in book-entry form or through a bank, broker or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after the Effective Date. Such beneficial holders may contact their bank, broker or nominee for more information.

Additional information about the reverse stock split can be found in the Company’s proxy statement, which was filed as an attachment to the Report of Foreign Private Issuer on Form 6-K, filed on October 19, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: November 14, 2018	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Articles of Amendment of the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on November 12, 2018.

99.1	Press Release, dated November 9, 2018.